

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 7, 2020

<u>Via Email</u>

Eric R. Smith, Esq.
Venable LLP
750 E. Pratt Street, Suite 900
Baltimore, MD 21202

> **Re:** **TESSCO Technologies Incorporated**
> **Revised Preliminary Consent Solicitation Statement filed on October 5, 2020**
> **Filed by Robert B. Barnhill, Jr., et al.**
> **File No. 001-33938**

Dear Mr. Smith:

We have reviewed the above-captioned filing and have the following comments.

<u>Revised Preliminary Consent Solicitation Statement</u>

<u>General</u>

1. Please disclose the complete mailing address of the principal executive offices of the Company as required by Item 1(a) of Schedule 14A

2. To the extent not provided, please disclose the information required by Item 5(b)(1)(ii), Item 5(b)(1)(ix), Item 5(b)(1)(xi) and Item 8 of Schedule 14A for each applicable participant and, where applicable, their associates.

3. Please revise to clarify the difference in the legal effect of marking the "Withhold" box as opposed to the "Abstain" box on the consent card.

<u>Solicitation of Consents; Expenses, page 21</u>

4. We note the following statement: "Harkins Kovler will receive customary fees for its services, plus reimbursement for its reasonable out-of-pocket expenses." Please revise to disclose the dollar amount of the fees that Harkins Kovler will be paid for its services. See Item 4(b)(3) of Schedule 14A.

Annex C – Form of Consent Card

5. Please revise your form of consent card to clearly mark it as preliminary. See Rule 14a-6(e)(1).

*   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me, at (202) 551-8729, or, in my absence, to Daniel Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

/s/ Valian A. Afshar

Valian A. Afshar
Special Counsel
Office of Mergers and Acquisitions

cc: Gabriel M. Steele, Esq.